NEWS RELEASE 10-15	April 26, 2010

FRONTEER EXPANDS GOLD PORTFOLIO IN NEVADA WITH ACQUISITION
OF NEVADA EAGLE RESOURCES FROM GRYPHON GOLD

Fronteer (FRG – TSX/NYSE Amex) announces the acquisition of Nevada Eagle Resources LLC, a wholly owned subsidiary of Gryphon Gold Corp. Through this transaction, Fronteer adds an additional 44 gold properties to its large Nevada growth pipeline, reinforcing a commitment to creating value in a jurisdiction that is at the very heart of the company’s operations.

“This purchase is consistent with our strategy of building an enduring gold growth business in Nevada by advancing a full pipeline of high-quality projects, from exploration to production.” says Fronteer President and CEO Mark O’Dea. “While our unwavering goal is to advance Northumberland, Long Canyon and Sandman into production, we feel that this new portfolio has the potential to provide significant near-term value to our shareholders through both our technical and business development efforts.”

The total cash purchase price is US$4.75 million. The portfolio currently generates positive cash-flow from existing lease and option payments. Estimated cash flow from the portfolio in 2010 is US$437,000, in addition to shares in certain partner companies.

ABOUT FRONTEER

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO
Troy Fierro, COO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential for significant value in the portfolio, the potential for expansion of mineralization and size and timing of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.